SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 640,516
	8	Shared Voting Power 0
	9	Sole Dispositive Power 640,516
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 640,516
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 82,430
	8	Shared Voting Power 92,951
	9	Sole Dispositive Power 82,430
	10	Shared Dispositive Power 92,951

11	Aggregate Amount Beneficially Owned by Each Reporting Person 175,381
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) BD, CO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 342,081
	8	Shared Voting Power 0
	9	Sole Dispositive Power 342,081
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 342,081
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 234,972
	8	Shared Voting Power 0
	9	Sole Dispositive Power 234,972
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 234,972
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.8
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 207,256
	8	Shared Voting Power 6,300
	9	Sole Dispositive Power 207,256
	10	Shared Dispositive Power 6,300

11	Aggregate Amount Beneficially Owned by Each Reporting Person 213,556
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,031,620
	8	Shared Voting Power 4,451,312
	9	Sole Dispositive Power 1,031,620
	10	Shared Dispositive Power 4,451,312

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,482,932
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.8
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,744,496
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,744,496

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,744,496
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet and Warren Stephens Family Foundation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Family Trust Three
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Miles A. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John C. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura W. Stephens WAS Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 128,450
	8	Shared Voting Power 0
	9	Sole Dispositive Power 128,450
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,450
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - WMAS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - JCS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. & John P. Calhoun Family Trust - LWS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 113,734
	8	Shared Voting Power 0
	9	Sole Dispositive Power 113,734
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,734
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 911,689
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 911,689

11	Aggregate Amount Beneficially Owned by Each Reporting Person 911,689
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.1
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 911,688
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 911,688

11	Aggregate Amount Beneficially Owned by Each Reporting Person 911,688
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.1
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 601,342
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 601,342

11	Aggregate Amount Beneficially Owned by Each Reporting Person 601,342
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,333
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,333
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,333
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 143,334
	8	Shared Voting Power 0
	9	Sole Dispositive Power 143,334
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,334
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Family Trust Five
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,500,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.1
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

Introductory Statement

This Amendment No. 22 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 22 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons, (xiii) Amendment No. 12 to the statement filed on January 10, 2013 with the Commission by the reporting persons, (xiv) Amendment No. 13 to the statement filed on December 10, 2013 with the Commission by the reporting persons, (xv) Amendment No. 14 to the statement filed on February 29, 2016 with the Commission by the reporting persons, (xvi) Amendment No. 15 to the statement filed on March 21, 2016 with the Commission by the reporting persons, (xvii) Amendment No. 16 to the statement filed on April 8, 2016 with the Commission by the reporting persons, (xviii) Amendment No. 17 to the statement filed on July 20, 2016 with the Commission by the reporting persons, (xix) Amendment No. 18 to the statement filed on September 26, 2016, (xx) Amendment No. 19 to the statement filed on January 7, 2019, (xxi) Amendment No. 20 to the statement filed on May 13, 2019, and (xxii) Amendment No. 21 to the statement filed on February 10, 2020 (collectively, the “Prior Filings” and collectively with this Amendment No. 22, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings. This Amendment No. 22 is filed to reflect estate planning transfers undertaken by certain of the reporting persons.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is supplemented by adding the following:

On April 15, 2020, Douglas H. Martin purchased, through his Roth IRA, 5,000 shares of the Common Stock at a weighted average price of $4.3728 per share using personal funds. On April 16, 2020, Douglas H. Martin purchased, through his Roth IRA, 6,000 shares of the Common Stock at a weighted average price of $4.0931 per share using personal funds. On April 16, 2020, Douglas H. Martin purchased through his Douglas H. Martin Trust, 3,000 shares of the Common Stock at a weighted average price of $4.0287 per share using personal funds.

On May 29, 2020, Douglas H. Martin was awarded 13,851 restricted stock units under Conn’s Inc.’s Non-Employee Director Restricted Stock Plan. Each RSU represents a contingent right to receive one share of Common Stock. The RSUs vest on May 29, 2021. No consideration was paid by Mr. Martin in connection with this award. The RSUs were deposited into the Douglas H. Martin Trust for no consideration.

CUSIP No. 208242107

On September 25, 2020, Douglas H. Martin transferred 9,445 shares of the Common Stock from Martin Family 2016 Trust to Douglas H. Martin Trust for no consideration.

On October 1, 2020, Warren Miles Amerine Stephens 95 Trust transferred 56,633 shares to Warren Miles Amerine Stephens Revocable Trust for no consideration.

On October 1, 2020, John Calhoun Stephens 95 Trust transferred 56,633 shares to John Calhoun Stephens Revocable Trust for no consideration.

On October 1, 2020, Laura Whitaker Stephens 95 Trust transferred 56,633 shares to Laura Whitaker Stephens Revocable Trust for no consideration.

On October 1, 2020, Warren Miles Amerine Stephens Trust transferred 6,352 shares to Warren Miles Amerine Stephens Revocable Trust for no consideration.

On October 1, 2020, John Calhoun Stephens Trust transferred 6,352 shares to John Calhoun Stephens Revocable Trust for no consideration.

On October 1, 2020, Laura Whitaker Stephens Trust transferred 6,352 shares to Laura Whitaker Stephens Revocable Trust for no consideration.

On December 28, 2020, WAS Family Trust Three transferred, for no consideration, 23,674 shares of the Common Stock to Warren A. Stephens Trust UID 9/30/87, a trust for which Warren A. Stephens is the sole trustee.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is supplemented by adding the following:

The award to Douglas H. Martin of the 13,851 restricted stock units was made in connection with the Company’s Non-Employee Director Restricted Stock Plan. The other transfers described in Item 3 of this Amendment No. 22 were made for estate planning purposes. None of such persons have any plans or proposals which relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person. The aggregate number of shares owned by such persons is 5,931,460, representing approximately 20.3% of the outstanding Common Stock.

CUSIP No. 208242107

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Stephens Investments Holdings LLC	640,516	2.2	640,516	0	640,516	0
Stephens Inc.(2)	175,381	0.6	82,430	92,951	82,430	92,951
Harriet C. Stephens Trust	342,081	1.2	342,081	0	342,081	0
Warren Miles Amerine Stephens 95 Trust	0	0.0	0	0	0	0
Warren Miles Amerine Stephens Trust	0	0.0	0	0	0	0
John Calhoun Stephens 95 Trust	0	0.0	0	0	0	0
John Calhoun Stephens Trust	0	0.0	0	0	0	0
Laura Whitaker Stephens 95 Trust	0	0.0	0	0	0	0
Laura Whitaker Stephens Trust	0	0.0	0	0	0	0
Curtis F. Bradbury, Jr.(3)	234,972	0.8	234,972	0	234,972	0
Douglas H. Martin(4)	213,556	0.7	207,256	6,300	207,256	6,300
Warren A. Stephens(5)	5,482,932	18.8	1,031,620	4,451,312	1,031,620	4,451,312
Harriet C. Stephens(6)	2,744,496	9.4	0	2,744,496	0	2,744,496
Harriet and Warren Stephens Family Foundation	11,000	0.0	11,000	0	11,000	0
WAS Family Trust Three	0	0.0	0	0	0	0
Miles A. Stephens WAS Grantor Trust	128,450	0.4	128,450	0	128,450	0
John C. Stephens WAS Grantor Trust	128,450	0.4	128,450	0	128,450	0
Laura W. Stephens WAS Grantor Trust	128,450	0.4	128,450	0	128,450	0
Paula W. & John P. Calhoun Family Trust—WMAS	113,734	0.4	113,734	0	113,734	0
Paula W. & John P. Calhoun Family Trust—JCS	113,734	0.4	113,734	0	113,734	0
Paula W. & John P. Calhoun Family Trust—LWS	113,734	0.4	113,734	0	113,734	0
Warren Miles Amerine Stephens(7)	911,689	3.1	0	911,689	0	911,689
John Calhoun Stephens(8)	911,688	3.1	0	911,688	0	911,688
Laura Whitaker Stephens(9)	601,342	2.1	0	601,342	0	601,342
Warren Miles Amerine Stephens Family Trust One	143,333	0.5	143,333	0	143,333	0
John Calhoun Stephens Family Trust One	143,333	0.5	143,333	0	143,333	0
Laura Whitaker Stephens Family Trust One	143,334	0.5	143,334	0	143,334	0
WAS Family Trust Five	1,500,000	5.1	1,500,000	0	1,500,000	0

CUSIP No. 208242107

(1) Based on 29,203,187 shares of the Common Stock reported by the Issuer as outstanding as of December 1, 2020, as set forth in the Form 10Q filed by the issuer on December 8, 2020.

(2) Includes 82,430 shares owned directly, as to which Stephens Inc. has sole voting power and sole dispositive power, and 92,951 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm may be deemed to have shared voting power and shared dispositive power.

(3) Shares owned indirectly through Bradbury Holdings LLLP, a limited liability limited partnership owned by reporting person.

(4) Includes 32,482 shares owned by Martin Family 2016 Trust UID 6-14-2016, and 119,897 shares owned by Douglas H. Martin Trust UID 4-18-2014, as to which Mr. Martin, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 800 shares owned by Douglas Martin Custodian for Haven Celeste Martin as to which Mr. Martin has sole voting power and sole dispositive power, and 1,600 shares owned by Mr. Martin’s children as to which Mr. Martin has shared voting and dispositive power pursuant to powers of attorney. Also includes 54,077 shares owned through a Roth IRA account as to which Mr. Martin has sole voting and dispositive power. Also includes 3,100 shares owned by Mr. Martin’s spouse as custodian for Mr. Martin’s child, as to which Mr. Martin may be deemed to have shared voting and dispositive power. Also includes 1,600 shares owned by a charitable foundation of which Mr. Martin is a co-trustee, as to which Mr. Martin has shared voting and dispositive power.

(5) Includes 640,516 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, may be deemed to have sole voting power and sole dispositive power. Also includes 82,430 shares owned by Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have sole voting power and sole dispositive power, and 92,951 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 285,000 shares owned by Warren A. Stephens Roth IRA. Also includes 342,081 shares owned by Harriet C. Stephens Trust, 143,333 shares owned by each of Warren Miles Amerine Stephens Family Trust One and John Calhoun Stephens Family Trust One, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, 1,500,000 shares owned by WAS Family Trust Five, and 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, as to which Harriet C. Stephens is Trustee of the trusts and as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 310,346 shares owned by Laura Whitaker Stephens WHCT Trust, Harriet C. Stephens, Co-Trustee, as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 131,691 shares owned by Warren Miles Amerine Stephens Revocable Trust, 310,346 shares owned by Miles Stephens WHCT Trust, and 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, as to which Warren Miles Amerine Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with Warren Miles Amerine Stephens. Also includes 131,690 shares owned by John Calhoun Stephens Revocable Trust, 310,346 shares owned by John Calhoun Stephens WHCT Trust, and 128,450 shares owned by John C. Stephens WAS Grantor Trust, as to which John C. Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with John C. Stephens. Also includes 131,690 shares owned by Laura Whitaker Stephens Revocable Trust as to which Laura Whitaker Stephens is Trustee and as to which Warren Stephens may be deemed to have shared voting and dispositive power with Laura Whitaker Stephens. Also includes 113,744 shares owned by each of Paula

CUSIP No. 208242107

W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS, as to which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens are co-trustees and as to which Warren Stephens may be deemed to have shared voting and dispositive power with the co-trustees. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation as to which Mr. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Ms. Stephens. Also includes 23,674 shares owned by Warren A. Stephens Trust UID 9/30/87 for which Mr. Stephens is sole trustee.

(6) Includes 342,081 shares owned by Harriet C. Stephens Trust, 143,333 shares owned by each of Warren Miles Amerine Stephens Family Trust One and John Calhoun Stephens Family Trust One, 143,334 shares owned by Laura Whitaker Stephens Family Trust One, 22,619 shares owned by Warren Miles Amerine Stephens 2012 Trust, 128,450 shares owned by Laura W. Stephens WAS Grantor Trust, and 1,500,000 shares owned by WAS Family Trust Five, for which Harriet C. Stephens is Trustee and as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 11,000 shares owned by Harriet and Warren Stephens Family Foundation for which Ms. Stephens, as co-trustee, may be deemed to have shared voting power and shared dispositive power with Mr. Stephens. Also includes 310,346 shares owned by Laura Whitaker Stephens WHCT Trust for which Ms. Stephens is co-trustee and as to which Ms. Stephens has shared voting and dispositive power.

(7) Includes 131,691 shares owned by Warren Miles Amerine Stephens Revocable Trust, 310,346 shares owned by Miles Stephens WHCT Trust, and 128,450 shares owned by Miles A. Stephens WAS Grantor Trust, for which Warren Miles Amerine Stephens serves as sole trustee and as to which he may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Warren Miles Amerine Stephens has shared voting and dispositive power.

(8) Includes 131,690 shares owned by John Calhoun Stephens Revocable Trust, 310,346 shares owned by John Calhoun Stephens WHCT Trust, and 128,450 shares owned by John C. Stephens WAS Grantor Trust, for which John Calhoun Amerine Stephens serves as sole trustee and as to which he may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which John Calhoun Stephens has shared voting and dispositive power.

(9) Includes 131,690 shares owned by Laura Whitaker Stephens Revocable Trust for which Laura Whitaker Stephens serves as sole trustee and as to which she may be deemed to have shared voting and dispositive power with Warren Stephens. Also includes 113,734 shares owned by each of Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, and Paula W. & John P. Calhoun Family Trust – LWS for which Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Whitaker Stephens serve as co-trustees and as to which Laura Whitaker Stephens has shared voting and dispositive power. Also includes 128,450 shares owned by Laura W. Stephens WAS Grantor Trust for which Harriet C. Stephens and John N. Calhoun serve as co-trustees and as to which Laura Whitaker Stephens may be deemed to have shared voting and dispositive power.

Item 5(c) of the Statement is supplemented by adding the following: The following transaction in the Common Stock has occurred during the past sixty days:

CUSIP No. 208242107

On December 28, 2020, WAS Family Trust Three transferred, for no consideration, 23,674 shares of the Common Stock to Warren A. Stephens Trust UID 9/30/87, a trust for which Warren A. Stephens is the sole trustee.

Item 5(e) of the Statement is supplemented by adding the following:

On October 1, 2020, the following reporting persons ceased to be the beneficial owners of more than five percent of the Common Stock: Warren Miles Amerine Stephens 95 Trust, John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, and WAS Family Trust Three.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement to File Joint Schedule 13D

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2021

Date

/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for Stephens Investments Holdings LLC, Stephens Inc., Harriet C. Stephens Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Curtis F. Bradbury, Jr., Douglas H. Martin, Warren A. Stephens, Harriet C. Stephens, Harriet and Warren Stephens Family Foundation, WAS Family Trust Three, Miles A. Stephens WAS Grantor Trust, John C. Stephens WAS Grantor Trust, Laura W. Stephens WAS Grantor Trust, Paula W. & John P. Calhoun Family Trust – WMAS, Paula W. & John P. Calhoun Family Trust – JCS, Paula W. & John P. Calhoun Family Trust – LWS, Warren Miles Amerine Stephens, John Calhoun Stephens, Laura Whitaker Stephens, Warren Miles Amerine Stephens Family Trust One, John Calhoun Stephens Family Trust One, Laura Whitaker Stephens Family Trust One, and WAS Family Trust Five